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                                                                    Exhibit 99.5

                              BRIGHT STATION PLC

                                 FORM OF PROXY

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 Name...........................................................................

 Address........................................................................

       (Name and address to be inserted in BLOCK LETTERS by Shareholder.
    In the case of joint holdings, names of all joint holders to be stated)
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I/We, being (a) member(s) of the above-named Company, hereby appoint the chairman of the meeting, or (see note(1)).......................................

(BLOCK LETTERS PLEASE) of.......................................................
as my/our proxy to attend and, on a poll, to vote on my/our behalf at the Annual General Meeting of the Company to be held at the offices of Theodore Goddard, 150 Aldersgate Street, London EC1A 4EJ on 11 September 2001 at 10.00 a.m. and at any adjournment thereof. The proxy is instructed to vote in respect of each resolution as specified below (see note 2). In the absence of instructions the proxy may vote or abstain from voting as he or she thinks fit on each resolution, or on any other business (including, without limitation, a resolution to amend a resolution or to adjourn the meeting) which comes before the meeting.

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                     ORDINARY RESOLUTIONS                        For     Against
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  1.   To receive the Annual Report and Accounts
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  2.   To re-appoint Auditors and to authorise the Directors to
       agree their remuneration
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                      SPECIAL RESOLUTIONS                        For     Against
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  3.   To amend the Company's Articles of Association with
       respect to retirement by rotation of Directors
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  4.   To amend the Company's Articles of Association to
       permit electronic communications with shareholders
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Signature (see Note (4))........................................................

Date...............................2001

Notes:

(1) You may appoint a person other than the chairman of the meeting as your proxy by entering the name and address of the person you wish to appoint in the space provided and deleting the words "the chairman of the meeting, or". A proxy need not be a member of the Company. The chairman of the meeting will act as your proxy if no other name is inserted.
(2) Please indicate how the proxy is to vote by placing an X in the appropriate box opposite the Resolution.
(3) Any alteration of this form of proxy must be initialled.
(4) A corporation must execute under its common seal or under the hand of a duly authorised officer.
(5) This form of proxy and the authority (if any) under which it is executed, or a notarially certified copy of such authority, should be returned so as to reach the registrars of the Company at Computershare Investor Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting, or adjourned meeting, at which the person named in the form of proxy proposes to vote. Completion and return of this form of proxy will not preclude a member of the Company from attending and voting in person.
(6) In the case of joint holders, any one of such holders may vote in person or by proxy, but if more than one of such holders is present personally or by proxy, the vote of the one whose name stands earliest in the Register in respect of the joint holding and who tenders a vote will be accepted to vote to the exclusion of the others.

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--------------------------
  BUSINESS REPLY SERVICE
     Licence No: EH59
--------------------------
Postage paid within United Kingdom only





                               Computershare Investor Services PLC
                               PO Box 457
                               Owen House
                               8 Bankhead Crossway North
                               EDINBURGH
                               EH11 0XG